

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 26, 2011

<u>Via U.S. Mail</u>

Mr. Charles W. Moorman, Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

> **Re: Norfolk Southern Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-08339**

Dear Mr. Moorman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief